UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Corvus Gold Inc.
(Exact name of Registrant as specified in its charter)

British Columbia (State or other jurisdiction of incorporation or organization)	98-0668473 (I.R.S. Employer Identification No.)
Suite 2300, 1177 W. Hastings St. Vancouver, British Columbia Canada (604) 638-3246 (Address of Principal Executive Offices)

AMENDED 2010 INCENTIVE STOCK OPTION PLAN (adopted on August 12, 2010 and amended on October 29, 2013) (Full title of the plans)

Jeffrey Pontius
Chief Executive Officer
Suite 2300, 1177 W. Hastings St.
Vancouver, British Columbia Canada
(604) 638-3246
(Name, address, and telephone number, including area code, of agent for service)

Copies to:
Kenneth G. Sam
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Registrant.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting Registrant” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting Registrant ☒
(Do not check if a smaller reporting Registrant)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares issuable pursuant to Options outstanding under the Amended 2010 Incentive Stock Option Plan (“2010 Option Plan”)	7,550,234(1)	$0.856(2)(3)	$6,463,000.30(3)	$832.43
Common Shares issuable pursuant to Options available for issuance under the 2010 Option Plan	6,268(4)	$1.20(5)	$7,521.60 (5)	$0.97
Total	7,556,502	N/A	$6,470,521.90	$833.40

(1)	Common Shares, without par value, available for issuance by the Corporation pursuant to Options granted and outstanding under the 2010 Option Plan as of September 10, 2014.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h)(1) under the Securities Act of 1933, as amended (the “Securities Act”)

(3)
Calculated in accordance with Rule 457(h)(1) under the Securities Act based on the weighted average exercise price of unregistered Options granted and outstanding under the 2010 Option Plan as of September 10, 2014 of Cdn$0.938 converted into United States dollars based on the noon exchange rate as report by the Bank of Canada on September 10, 2014 of Cdn$1.00 = US$0.9128.

(4)	Common Shares, without par value, available for issuance by the Corporation pursuant to Options eligible for issuance under the 2010 Option Plan.

(5)
The proposed maximum offering price per share and the registration fee were calculated in accordance with Rule 457(c) and (h) based on the average of the high and low prices ($1.23 and $1.17 espectively) for the Corporation’s Common Shares on September 9, 2014 as quoted on the OTCQX.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

Item 1.	Plan Information.

The information required by Item 1 is included in documents to be sent or given to participants in the Corvus Gold Inc. 2010 Option Plan covered by this Registration Statement on Form S-8 pursuant to Rule 428(b)(1) of the United States Securities Act of 1933, as amended (the “Securities Act”).

Item 2.	Registrant Information and Employee Plan Annual Information.

The documents incorporated by reference in Item 3 of Part II of this Registration Statement on Form S-8 and other documents required to be delivered to employees pursuant to Rule 428(b) are available, without charge, upon written or oral request to the Registrant. Requests may be directed to the Registrant at Suite 2300, 1177 W. Hastings St., Vancouver, British Columbia Canada, (604) 638-3246.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents which have been filed by the Registrant with the United States Securities and Exchange Commission (the “SEC”) are incorporated in this registration statement by reference:

(a)
The Registrant’s prospectus filed pursuant to Rule 424(b) under the Securities Act as filed with the SEC on August 20, 2014, including the Registrant’s audited consolidated financial statements as at and for the years ended May 31, 2014 and 2013; and

(b)	All other reports filed by the Registrant under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since March 31, 2014.

In addition, all reports and documents filed by the Registrant under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Registration Statement on Form S-8 and prior to the filing of a post-effective amendment which indicates that all securities being offered have been sold or which deregisters all securities then remaining unsold, and any Current Report on Form 8-K furnished by us during such period or portions thereof that are identified in such Current Report on Form 8-K as being incorporated by reference into this registration statement, shall be deemed to be incorporated by reference in and to be part of this Registration Statement on Form S-8 from the date of filing of each such document.

Item 4.	Description of Securities.

Common Shares

The authorized capital of Corvus consists of an unlimited number of Common Shares, of which 70,415,028 were issued and outstanding as at May 31, 2014 and 75,565,028 were issued and outstanding as of September 10, 2014. The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders, with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Common Shares are entitled to dividends if, as and when declared by the Board. The Common Shares are entitled, upon liquidation, dissolution or winding up of Corvus, to receive the remaining assets of Corvus available for distribution to shareholders.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions specifically targeted to restrict the repatriation of capital or earnings of a Canadian public company to non-resident investors, and there are no laws in

Canada or exchange restrictions specifically targeted to restrict the remittance of dividends, interest, or other payments to holders of the securities of Corvus, other than Canadian withholding tax as described under “Certain Canadian Federal Income Tax Considerations for US Resident Holders” below.

Certain Canadian Federal Income Tax Considerations for US Resident Holders

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Canadian Tax Act”) and the Canada-United States Income Tax Convention (1980), as amended (the “Convention”) generally applicable to a holder who acquires Common Shares pursuant to this offering as beneficial owner and who at all relevant times: (i) is a resident of the United States for purposes of the Convention and a “qualifying person” within the meaning of the Convention; (ii) is neither resident nor deemed to be resident in Canada for purposes of the Canadian Tax Act; (iii) does not use or hold, and will not be deemed to use or hold, Common Shares in a business carried on in Canada; (iv) for purposes of the Canadian Tax Act deals at arm’s length with Corvus and is not affiliated with Corvus; (v) will acquire and hold the Common Shares as capital property within the meaning of the Canadian Tax Act; and (vi) is not a “financial institution” for purposes of the mark-to-market property rules contained in the Canadian Tax Act or a “specified financial institution” as defined in the Canadian Tax Act (each such holder, a “US Resident Holder”). Generally, the Common Shares will be considered to be capital property to a US Resident Holder unless the US Resident Holder holds or uses such shares or is deemed to hold or use such shares in the course of carrying on a business of trading or dealing in securities or has acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure in the nature of trade.

In some circumstances, persons deriving amounts from the Common Shares through entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) may be entitled to benefits under the Convention. US Resident Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Convention based on their particular circumstances.

This summary does not apply to: (i) a US Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere; or (ii) a US Resident Holder that is subject to the proposed “treaty shopping” rule proposed in the 2014 Canadian federal budget released on February 11, 2014. Such US Resident Holders should consult their own advisers.

This summary is based upon the current provisions of the Canadian Tax Act in force as of the date hereof, the current provisions of the Convention, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). This summary does not anticipate or take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, except only the specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in the form proposed. This summary does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular US Resident Holder. US Resident Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances. This summary is qualified accordingly.

Taxation of Dividends

Under the Canadian Tax Act, dividends paid or credited, or deemed to be paid or credited, to a US Resident Holder on the Common Shares will be subject to Canadian withholding tax. Under the Convention, a US Resident Holder will generally be subject to Canadian withholding tax at a rate of 15% of the gross amount of such dividends. This rate is reduced to 5% in the case of a US Resident Holder that is the beneficial owner of the dividends and that is a company that owns beneficially at least 10% of the voting stock of Corvus. Under the Convention, dividends may be exempt from such Canadian withholding tax if paid to certain US Resident Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Common Shares

Generally, a US Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such US Resident Holder on a disposition of Common Shares unless the Common Shares constitute “taxable Canadian property” (as defined in the Canadian Tax Act) of the US Resident Holder at the time of the disposition and the Common Shares do not constitute “treaty-protected property” to the US Resident Holder pursuant to the Convention.

Generally, as long as the Common Shares are then listed on a “designated stock exchange” as defined in the Canadian Tax Act (which currently includes the TSX), the Common Shares will not constitute taxable Canadian property to a US Resident Holder, unless at any time during the 60-month period immediately preceding the disposition of the Common Shares the following two conditions are met concurrently: (a) the US Resident Holder, persons with whom the US Resident Holder did not deal at arm’s length, or the US Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of Corvus, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Canadian Tax Act), and options in respect of or interests in, or for civil law rights in, any such properties (whether or not such property exists). Pursuant to Tax Proposals released on July 12, 2013, the ownership test will include shares held by a partnership in which the US Resident Holder or any non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships).

Even if the Common Shares are taxable Canadian property to a US Resident Holder, any capital gain realized on the disposition or deemed disposition of such Common Shares will not be subject to tax under the Canadian Tax Act if the Common Shares are “treaty-protected property”. Under the Convention, the Common Shares of a US Resident Holder will generally constitute “treaty-protected property” for purposes of the Canadian Tax Act unless the value of the Common Shares is derived principally from real property situated in Canada. For this purpose “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

US Resident Holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.

Item 5.	Interests of Named Experts and Counsel.

None.

Item 6.	Indemnification of Directors and Officers.

The corporate laws of British Columbia allow us, and our corporate articles require us (subject to the provisions of the BCBCA noted below), to indemnify our Directors, former Directors, alternate Directors and their heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each Director and alternate Director is deemed to have contracted with the Company on the terms of the indemnity contained in our articles.

For the purposes of such an indemnification:

“eligible party”, in relation to the Company, means an individual who

(1)	is or was a Director or officer of the Company,

(2)	is or was a director or officer of another corporation

(i) at a time when the corporation is or was an affiliate of the Company, or

	(ii)	(ii) at the request of the Company, or

(3)	at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and certain other cases, the heirs and personal or other legal representatives of that individual;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

(1)	is or may be joined as a party, or

(2)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

(1)
if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(2)
if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(3)
if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

(4)	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

(1)	indemnify the eligible party under section 160 (a) in respect of the proceeding; or

(2)	pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the articles of the Company, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(1)	order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(2)	order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(3)	order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(4)	order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;

(5)	make any other order the court considers appropriate.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index to this registration statement.

Item 9.	Undertakings

(a)   The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by section 10(a)(3) of the United States Securities Act of 1933, as amended;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the United States Securities Exchange Act of 1934, as amended, that are incorporated by reference into this registration statement.

(2)           That, for the purpose of determining any liability under the United States Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the United States Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to

Section 13(a) or Section 15(d) of the United States Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)           Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the United States Securities Act on 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, City of Denver, State of Colorado, on this 11th day of September, 2014.

CORVUS GOLD INC.

By:	/s/ Jeffrey Pontius
Jeffrey Pontius
Chief Executive Officer
(Principal Executive Officer)

 POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jeffrey Pontius and Peggy Wu as his attorney-in-fact, with the power of substitution, for them in any and all capacities, to sign any amendments to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jeffrey A. Pontius Jeffrey A. Pontius	Chief Executive Officer (Principal Executive Officer and Authorized U.S. Representative)	September 11, 2014

/s/ Peggy Wu Peggy Wu	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 11, 2014

/s/ Rowland Perkins Rowland Perkins	Chairman of the Board	September 11, 2014

/s/ Steve K. Aaker [Missing Graphic Reference] Steve K. Aaker	Director	September 11, 2014

/s/ Anton J. Drescher Anton J. Drescher	Director	September 11, 2014

/s/ Ed Yarrow Ed Yarrow	Director	September 11, 2014

/s/ Catherine Gignac Catherine Gignac	Director	September 11, 2014

EXHIBIT INDEX

Exhibit	Description
4.1	Amended 2010 Incentive Stock Option Plan
4.2	Stock Option Agreement
5.1	Opinion of Gowling Lafleur Henderson LLP
23.1	Consent of Crowe MacKay LLP
23.2	Consent of Gowling Lafleur Henderson LLP (Contained in Exhibit 5.1 hereto)
23.3	Consent of Scott Wilson
23.4	Consent of Gary Giroux
23.5	Consent of Herbert C. Osborne
24.1	Power of Attorney (contained on the signature page of this registration statement)